Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•  Transcript of presentation by Helix Energy Solutions Group, Inc. at the Howard Weil 34th Annual Energy Conference in New Orleans, Louisiana on Tuesday, March 21, 2006.

Howard Weil 34th Annual Energy Conference
Helix Energy Solutions Group, Inc. Presentation
March 21, 2006
     Moderator: (Inaudible Portion) Helix (Inaudible) those of you not (Inaudible) Helix (Inaudible) Cal Dive International (Inaudible) answer that question 100 times a day (Inaudible) Helix (Inaudible) schedule. So (Inaudible) former Cal Dive. We’re very pleased (Inaudible) [Martin Ferron,] President of Helix and also (Inaudible) [Wade Pursell, CFO of Helix].
     Martin Ferron (M): Thanks, Bill. It’s great to be back in New Orleans for this conference. Get. Present many times as Cal Dive. And this is our first of many as Helix. I have been asked a lot today. “Why did you change your name? Why did you choose Helix? Why did you do it now?” So, hopefully, as the presentation unfolds, you’ll get the answers. This is the presentation outline. I’m going to talk about strategy, our contracting services and our own gas business. Then I’m going to hand over to Wade for financials and some highlights and term goal information. Early in March we did change our name to Helix. We’ve been Cal Dive for almost 40 years. But presently diving only makes up about 20 percent of our business and we haven’t worked in California for about 30 years. So, I guess, it was time for a change. We have been, you know, developing a pretty unique business strategy here over the last decade or so. So, with the acquisition of Remington in January, we just thought it was the right time to make this name investment.
     I’m going to get straight into our strategy. Whenever we sit down for strategic sessions over the years, we always come up with three undeniable trends irrespective of where the cycle is. Firstly, we see a lot more mature properties, a lot more mature fields and infrastructure as producing basins get older. Secondly, we see a lot more small fields than big ones. I think it’s fair to say that for every big field that’s found there’s maybe 20 small ones. Thirdly, there’s a big push into subsea developments as the industry goes deeper.
     So, in about ‘92 we decided to try and come up with a strategy that kind of gets the best from these three trends. And that’s what we’ve been about since that point. So, right now, we kind of describe ourselves as a company that provides development solutions and related services to the energy market. But we specialize in exploitation of marginal fields. So, marginal, being either small or mature. And we further differentiate ourselves by taking oil and gas reserves, equity interests and reservoirs(?) as an alternative to cash for certain types of project.
     So, the Helix strategy is two-stranded. We came up with the name based on a double helix. In the DNA molecule, apparently, the strands run anti-parallel(?) and the two parts of our business service and oil and gas production run counter cyclical. So, we kind of thought that this was a neat way to try and express our strategy in a name. By applying service and getting into oil and gas production, we managed to grow this company at a 36 percent compound annual growth rate for the last decade in a very cyclical business, and Wade will show you his financials shortly.
     So, we have a two-stranded strategy and a two-stranded structure. We’ve got a service organization which addresses the external market and provides internal services for our own projects, and then we have an oil and gas group that does everything from prospect generation through expiration to abandonment. And on the side we’re showing our key assets and resources. Over the last couple decade, we’ve built up a portfolio of assets, a tool box, if you like, any one of which can be deployed in the open market to earn a good return. But each of these services and assets also has to play a part in our production contracting model. It has to contribute to the internal development of our own fields.
     And at about this time next year, we’ll be able to take a small field in deep water from cradle to grave. In other words, we’ll be able to identify a prospect. We’ll be able to drill it, appraise it, develop it, maintain it, and, finally, abandon it. So, we’ll be complete masters of our own destiny in deep water with these small projects. We’ll be the operator, and we’ll be in control of our cost structure. So, one of our key goals going forward is to reduce F&B costs by about 20 percent, compared to the Norman(?) industry, and we’re pretty excited about showing people how we’re going to achieve that.
     It’s a combination of the application of the assets and also the methodologies that we employ to develop these particular types of reservoir. We are expanding our services internationally. We’re getting into the North Sea and also into the Far East. We’ve already made some service acquisitions in those areas and you’ll see us take our production model there in the next two to three years. Just to run you through contracting services, again, we have a two-slanted approach to contracting, in that we do external work, and we do internal work. Right now, in the peak a cycle, our focus clearly is on the external markets. You know. We can earn good margins with our assets, same as any other service company.
     But in a poor market, you know, when the cycle turns, we have an internal backlog of projects that we can work on, and it’s our aim to produce about 30 percent utilization in a downturn situation. So, often, pricing changes to the downside when utilization goes below 70 percent, is the way we look at things. So, if we can create 30 percent utilization on our own jobs, then we’ll be cushioned from that sort of pricing pressure in a down cycle. In December we picked up a small reservoir management company called, actually, Helix RDS, that helped us get our name.
     This company has 180 reservoir managers and engineers. And we bought this company to export our model to the North Sea and the Far East. To put it simply we understand the Gulf of Mexico, but we needed the capability to do the same in those international areas. So, this company is a nice business in its own right providing services to the open markets. But we can tap into this resource for our needs in the future. We do intend to start drilling next year. We’re converting one of our well operations vessels, the Q4000, to do slimbore drilling. And our sandwich in-between two drilling presentations was nice to hear earlier that drilling rates continue to increase almost daily.
     So, we think that this asset is going to do well in the open markets but also on our internal portfolio projects. As of March next year, we intend to drill a couple of our own opportunities, and then there’s sufficient interest in the open market to think that we’re going to enjoy a nice feature with this vessel on a combination of outside an internal work. It’s a very simple upgrade designing(?) components to an already established rig. We’re going to spend about $35 million on the exercise.
     And as I mentioned earlier, it’s going to be ready in about March next year. We own stakes in three production facilities, and we do this to get a nice mid-stream type of turn on the ownership of the asset. But, as I think this picture shows, we can farm into many of these PUDs and small reservoirs that tie back into these hubs, and we also do all the contracting work that goes along with such developments. So, the layers of value in terms of us owning these facilities is very compelling for us as a company, and I think you’ll us do more of these deals in the future. Our first facility, Marco Polo, should be pretty much full by the end of this year with an additional seven wells coming on stream, and our second facility, the independent sub(?), will start producing in the first quarter next year.
     We do have a full suite of construction assets for deep water and shallow water. In the deep water area, we concentrate on pipelay mainly and robotic intervention where they get to tie back reservoir developments. And we think we’re the market leader in the gulf of Mexico in that area. That business is growing very nicely with the pickup in prospects being drilled and also the number of trees that have been deployed in the deep water Gulf of Mexico. In the shallow water we doubled the size of our suite last year through the acquisitions of Stolt and Torch assets just when the hurricanes were sweeping through the Gulf of Mexico.
     So, that fleet of assets is doing extremely well right now and is pretty much booked up through next year as are our deep water assets. So, all of these construction assets have a pretty good battle(?), at least 80(?) months, as we stand here today. Finally, on services, we’re the market leader in well intervention. We compete with drill rigs here providing welling based well intervention, and those drill rigs are mostly drilling holes in the grounds. We’re pretty much freed up to pursue this business on a kind of market leadership basis.
     Again, the Q4000 and the Seawell are good backlogs. We are holding some space open to do some drilling next year with the Q4000. But the Seawell is pretty much booked right through next year. Turning to the second strand (Pause) must be operator error, I’m afraid. Oil gas production. We started producing 14 years ago. So, we’re no novices in this business, and we learned a few things along the way. I think, one of the key things is to extract maximum value as a company, you need to be the operator. We are the operator on all our mature properties, and we manage to squeeze a lot of costs and reserves out of those declining assets.
     But we found in deep water, when we started moving into that area four years ago that we could only pick up minority stakes by offering promoted positions. So, in other words, we were taking a disproportionate share of the risk and the cost in order to take a minority stake in prospects. We’ve been pretty successful at that. But it’s not the best value proposition for us as a company. So, in January we decided to get into prospect generation and exploration linked to our own ability to drill wells. So, we acquired Remington Oil and Gas. And you know, this is a big move for us as a company, a $1.4 billion acquisition. So, it’s got a lot of attention.
     So, I’m going to just focus a couple of minutes on why we did that. Firstly, we doubled our production and we doubled our reserve base. At the end of ‘05 we got over 500 BCFE of reserves compared to 116 BCFE at the end of ‘04. So, we really managed to add reserves here. Double our production, we’re expecting post Remington Exploration and acquisition production to be around $250 million a day. And we managed to do all that while preserving our mix of oil and gas and the ratio of PDP to PUDs. So, we’re pretty pleased with our combination on a proven basis.
     The real reason we went after Remington Exploration and convinced them to be acquired was that we see a lot of volume in their prospects. Now, they’ve got almost four TCF of unrisked reserves and 150 prospects which, when you risk for geological success and technical success, we think it’s going to translate into over a BCF of proven reserves for us. And the key thing is, we’re going to do a lot of the contracting work that turns these prospects into production. You know, we’ve got 19 wells, 12 of which we can drill with the Q4000. So, by turning these prospects into reality, we’re going to generate over a billion dollars of contracting work for our fleet. Now, we regard that as backlog. You know.
     We don’t have to rely totally on the external market for that work. It’s there for us to do at the time of our own choosing. When you think this year that our total service revenue is going to be 700 million, this represents over a year-and-a-half of work for us that we can do any time we want. So, the proven reserves have value. The prospects have value. But also the contracting work made this a great deal for us. The other good thing about Remington prospects in deep water was that they’re not a wildcatter in remote areas.
     All their prospects are close to existing clients and also to existing infrastructure. So, we believe that, you know, we’ve got a higher chance of success in turning these into reserves and also we can very quickly develop them. Many of them we can probably develop within a year of exploration. So, the cash will come back very quickly from this portfolio. So, post Remington, as I mentioned before, you know, pretty good production, five times the reserve base we had at the end of ‘04, interests in over 30 deep water fields and combined risk reserves of 1.4 BCF combined with our own properties and over a billion dollars in contracting work.
     Just to finish up. Production. We do hedge. Fifty percent of our PDPs. We’ve got some good hedges in place for this year and the first quarter next year. And in the merger agreement, Remington agreed to put hedges in place. And if you look at their filings, you’ll see what they’ve done in that respect. Just handle the two weight for financials.

     Wade Pursell: Thank you, Martin. Everyone in here knows that the energy business is very cyclical. Right? Well, our two-stranded model has allowed us to consistently grow revenue line over the last ten years, as Martin said, to the tune of 36 percent compounded annually. Nice linear growth lines from ‘95 to ‘02, and then more exponential from ‘02 through ‘06. I like to point out, back in 2001, we were pretty proud to top 200 million for the first time and in ‘05 in the fourth quarter our contracting services alone topped 200 million for the quarter. More important, the bottom line. This slide shows a similar growth line at the net income line. Back in 2004 we did 80 million of net income, and if you look ahead to 2006, based on our guidance, we’ll easily double that and, more likely, triple that number. We generate a lot of cash flow as reflected by the EBITDA.
     If you look back in ‘04, we did 240 million; then, last year, over 350 million; and then in 2006, we’ll do over half a billion in EBITDA. However, our most important metric return on capital invested we said is a corporate goal ten to 15 percent, and that’s an after-tax return on capital. You see back in 2002, 2003, we fell below our target that was on the heels of our 850 million capital investment program, including the Q4000 and other investments.
     We were a little too early to the party. You see by 2004 the party caught up to us. And we got back in front of our hurdle. And then in 2005, you know, we’re up about 20 percent after the last quarter which, you know, put the full year ‘05 up to 17 percent, and I look for 2006 to be even better than that. This is an interesting side. I guess, with the Remington transaction a lot of people have accused us of selling our soul to ENP. Hopefully, you heard from the stories this afternoon, that’s not the case, and just looking at this slide real quick, you see the pie chart in the middle is 2006. Obviously, it’s heavily weighted to the oil and gas production side, because that includes the cash component for the Remington acquisition. But if you look at the four years preceding and then look at our projected next three years it’s more of a balanced mix of capital between the oil and gas production and the contracting services.
     At the end of 2005, the 433 million of total debt made up primarily of two pieces, some convertible notes, 20 year maturity, and then the green box being (Inaudible) facility. Both of those facilities, the interest is fixed at a blended rate of 3.75 percent. So, at the end of ‘05, it represented a debt to equity of 40 percent and a debt to trailing EBITDA of 1.3 times. Looking ahead, for the financing, for the cash portion of the Remington acquisition, we have a senior credit facility that will be coming in.

     That facility’s already been committed to and underwritten. It’ll be 813 million. So, our total debt, nearly 1.3 billion. And this will happen in, you know, May, June time frame, and at the time of closing, I project, with all of that debt, our debt to trailing EBITDA will be about two times, two-to-one. But also important to note, the amortization levels on all of these debt facilities are very favorable such that coming out of the gate, we’ll have a total debt service coverage ratio of nearly ten times. So, every year, as a management team, we’ve set goals for ourselves, and then kind of set up a report card as we go through the years, report back on how we’re doing in those areas.
     This is our objectives for 2006. Obviously, excluding any specifics relating to Remington. See, in the contracting services we have a target of 650 to 750 million. That compares to, I think, 550 million for 2005. Margins. We’ve projected 25 to 35 percent. I think we’re going to achieve that quite handily. That compares to 26 percent in ‘05. Equity and earning. This relates just to the contribution from the Marco Polo production facility. We’re hoping from 27 to 32 million there. That would be an increase from 11 million in 2005.
     And then we want to achieve (Inaudible) on the independent side by the end of the year. We would also like to be in construction on the new production facility during the year. In the oil and gas production area, again, excluding Remington, our projection for the total production is 44 to 47 BCF equivalent. We had a goal of beginning production on at least one of our deep water cuts(?) during the year. And then we want to make our first acquisition in the North Sea. The financial side, our earnings guidance for the year is 230 to 330 per share. That’s an increase from $1.86 from 2005. And then, last but certainly not least, we have an objective of keeping our incident rate below 1.8.
     Something we’ve added to our presentation is we’re going to start doing a rolling lookback of what’s going on recently over the last six months and then we’ll give you some more specifics objective to look for over the next 12 months. Here are the highlights from the last six months. Obviously, it’s been very busy for the last six months, consolidating the shelf diving businesses, adding a (Inaudible) vessel, the Caesar, and announcing the (Inaudible) drilling. Here, on the production side, obviously, the announcement of the Remington oil and gas acquisition.
     Big events that you can look over the next 12 months, I’m not going to read through this list. It’s just included for you to kind of look at and maybe refer back to as we move through the next 12 months. But obviously, it’s a very exciting time to be in the business. It’s a very exciting time to be at Helix. And these are some of the events that we look forward to over the next year. That concludes our presentation. Thank you (Applause).
(END OF TAPE)